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SEC Mail Processing Section

FEB 28 2013

Washington DC 400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Davis Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2949 East Elvira Road, Suite 101

(No. and Street)

Tucson	AZ	85756
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary P. Tyc (520) 434-3720

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R & A CPAs

(Name – *if individual, state last, first, middle name*)

4542 E.Camp Lowell Dr., Suite 100	Tucson	AZ	85712
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

OATH OR AFFIRMATION

I, Gary P. Tyc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davis Distributors, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Vice President

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Arizona)

County of Pima)

Subscribed and sworn (or affirmed) before me this 22 day February, 2013 by Gary P. Tyc.


OFFICIAL SEAL
LESLIE WHITELEY
NOTARY PUBLIC-ARIZONA
PIMA COUNTY
My Comm. Exp. July 23, 2016

Notary Public

DAVIS DISTRIBUTORS, LLC
A Wholly-Owned Subsidiary Of
Davis Selected Advisers, L.P.

SEC I.D. No. 39258

ANNUAL REPORT FORM X-17A-5
For the Year Ended December 31, 2012
and Independent Auditors' Report and Supplemental
Report on Internal Control
Filed in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT


R & A CPAs
A PROFESSIONAL CORPORATION

DAVIS DISTRIBUTORS, LLC
A Wholly-Owned Subsidiary Of
Davis Selected Advisers, L.P.

SEC I.D. No. 39258

ANNUAL REPORT FORM X-17A-5
For the Year Ended December 31, 2012
and Independent Auditors' Report and Supplemental
Report on Internal Control
Filed in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT

R & A CPAs
A PROFESSIONAL CORPORATION

Don Radakovich, CPA
Thomas K. Furrier, CPA
Tariq A. Khan, CPA
Phillip C. Dalrymple, CPA
Rodolfo C. Paredes, CPA
Charles L. Charvoz, CPA

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Davis Distributors, LLC:

We have audited the following financial statements of **DAVIS DISTRIBUTORS, LLC** (the "Company"), a wholly-owned subsidiary of Davis Selected Advisers, L.P., as of and for the year ended December 31, 2012, and the related notes that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	2
Statement of Operations	3
Statement of Cash Flows	4
Statement of Changes in Shareholders' Equity	5

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the Company's financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Davis Distributors, LLC at December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The following supplemental schedule of Davis Distributors, LLC as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	8

520.881.4900
520.881.1475 Fax

4542 E. Camp Lowell Drive
Suite 100
Tucson, Arizona 85712

www.RandAcpas.com

Such information is the responsibility of management, and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information in the supplemental schedule, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R&A CPAs

A Professional Corporation

February 26, 2013

Davis Distributors, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS	
CURRENT ASSETS:	
Cash and equivalents	$ 29,310,688
Receivables:	
Expenses advanced for mutual funds	5,814,803
Underwriting commissions	26,231
Other current assets	226,276
Total current assets	35,377,998
OTHER ASSETS:	
Other assets	3,678
Deferred sales commissions, net	2,575,859
Property and equipment, net of accumulated depreciation of $148,093	39,304
TOTAL	$ 37,996,839
LIABILITIES AND SHAREHOLDERS' EQUITY	
CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 12,389,994
Payable to related party	6,048,293
Total current liabilities	18,438,287
SHAREHOLDERS' EQUITY:	
Common stock, 100 shares authorized, issued and outstanding, $10 par value	1,000
Additional paid-in-capital	328,227,656
Accumulated deficit	(308,670,104)
Shareholders' equity	19,558,552
TOTAL	$ 37,996,839

See notes to financial statements

Davis Distributors, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES:	
Distribution plan fees	$ 76,731,187
Underwriting commissions	508,067
Interest income	10,381
Total	77,249,635
EXPENSES:	
Selling, general and administrative	91,778,900
Amortization of deferred sales commissions	1,743,847
Salaries, wages and benefits	1,785,227
Total	95,307,974
NET LOSS	$ (18,058,339)

See notes to financial statements

Davis Distributors, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(18,058,339)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	22,881
Amortization of deferred sales commissions	1,743,847
Changes in operating assets and liabilities:	
Expenses advanced for mutual funds	1,856,243
Underwriting commissions receivable	(4,585)
Due to/from related party	(1,349,372)
Other assets	12,601
Deferred sales commissions	204,118
Accounts payable and accrued expenses	(2,863,925)
Net cash used in operating activities	(18,436,531)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional capital contributions	15,000,000
Net cash provided by financing activities	15,000,000
DECREASE IN CASH AND EQUIVALENTS	(3,436,531)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	32,747,219
CASH AND EQUIVALENTS AT END OF YEAR	$ 29,310,688

See notes to financial statements

Davis Distributors, LLC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock		Additional		
	Shares Outstanding	Amount	Paid-In-Capital	Accumulated Deficit	Total
BALANCE AT DECEMBER 31, 2011	100	$ 1,000	$313,227,656	$(290,611,765)	$ 22,616,891
Capital contributions			15,000,000		15,000,000
Net loss				(18,058,339)	(18,058,339)
BALANCE AT DECEMBER 31, 2012	100	$ 1,000	$328,227,656	($308,670,104)	$ 19,558,552

See notes to financial statements

Davis Distributors, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

Note 1 – Summary of Significant Accounting Policies

Davis Distributors, LLC ("the Company") is organized under the Delaware Limited Liability Company Act, and is a wholly-owned subsidiary of Davis Selected Advisers, L.P. The Company acts as general distributor for the sale and distribution of shares of registered investment companies (the "Funds") managed by Davis Selected Advisers, L.P.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

The Company acts as the general distributor under distribution plans (the "Plans"), pursuant to Rule 12b-1 of the Investment Company Act of 1940, for all managed funds. The Company is paid a commission on the proceeds from the sale of certain shares of the funds, which is recorded on the date of sale (trade date).

Commissions paid to brokers and dealers in connection with sales of shares of certain mutual funds are charged to deferred sales commissions and amortized generally over six years. Distribution plan fees received by the Company from such mutual funds are credited to income as earned. Early withdrawal charges received by the Company from redeeming shareholders reduce the unamortized deferred sales commissions.

The Company places its cash and cash equivalents with various credit institutions. At times, such investments may be in excess of the FDIC insurance limits; however, management does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of money market funds managed by Davis Selected Advisers, L.P. The money market investment is recorded at cost which approximates market value; dividend income is recorded when earned. The money market investment is included in cash and equivalents in the Statement of Financial Condition

Receivables are primarily expense reimbursements advanced by the Company to the mutual funds. As amounts are collected from related entities, no allowance for uncollectible accounts has been recorded or is considered necessary by management.

Property and equipment is recorded at cost. Equipment and building improvement depreciation expense is provided for over the assets' estimated useful lives using the straight-line method.

As a limited liability company, the Company is not subject to income taxes. The Company provides for income taxes under the provisions of accounting principles generally accepted in the United States of America, which requires management's determination of the existence of uncertain tax positions for which it is reasonably possible that reported total amounts could significantly differ from amounts that may be determined upon examination by taxing authorities. The company is no longer subject to US federal, state, local, or non-US tax examinations by tax authorities for years before 2007. Management does not currently believe that any tax positions of the Company are materially uncertain enough to require disclosure under these provisions.

Note 2 – Related Parties

Amounts due to Davis Selected Advisers, L.P. represent operational expense allocations and reimbursements. During 2012, the Company reimbursed marketing expenses incurred by a related company and subsidiary of Davis Selected Advisers, L.P. in the amount of $17,954,884.

Certain officers and directors of the Company also serve as officers and directors of the Funds.

Davis Selected Advisers, L.P. has agreed to make additional capital contributions to the extent required to maintain net capital.

Davis Distributors, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

Note 3 - Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that all transactions are limited to the purchase, sale and redemption of shares of a registered investment company; it does not hold funds or securities for customers; and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer. Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of $10,320,996 and net capital requirements of $1,229,220. The ratio of aggregate indebtedness to net capital was 1.79 to 1.

Note 4 – Employees' Retirement Plans

The Company provides a 401(k) plan for its employees including discretionary matching contributions by the Company, up to 10% of employee compensation, subject to plan and statutory limits. For the year ended December 31, 2012 the Company contributed $111,994 under the provisions of the plan.

Note 5 – Subsequent Events

Accounting principles generally accepted in the United States of America require the disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. However, the guidance does not change the definition of a subsequent event (i.e. an event or transaction that occurs after the balance sheet date but before the financial statements are issued). The Company evaluated subsequent events through February 26, 2013, which represents the date the accompanying financial statements were available to be issued.

Davis Distributors, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2012

NET CAPITAL:	
Shareholders' equity (see Statement of Financial Condition)	$ 19,558,552
Less nonallowable assets:	
Deferred sales commissions, net	(2,575,859)
Receivables and other assets	(6,044,757)
Property and equipment, net	(39,304)
Total	(8,659,920)
Net capital before haircut and other deductions	10,898,632
Less haircut on investments:	
Money Market mutual funds	(577,635)
Net capital	10,320,997
MINIMUM NET CAPITAL REQUIREMENT - The greater of $25,000 or 6-2/3% of aggregate indebtedness of $18,438,287	1,229,220
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 9,091,777
AGGREGATE INDEBTEDNESS (See Statement of Financial Condition)	$ 18,438,287
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.79 to 1

The differences that exist between the above net capital computation and the corresponding calculations included in the Company's Form X-17A-5 Part IIA filing are immaterial.

See notes to financial statements

R & A CPAs
A Professional Corporation

Don Radakovich, CPA
Thomas K. Furrier, CPA
Tariq A. Khan, CPA
Phillip C. Dalrymple, CPA
Rodolfo C. Paredes, CPA
Charles L. Charvoz, CPA

REPORT ON STUDY OF PRACTICES AND PROCEDURES PURSUANT TO RULE 17a-5 (g)(1) THE SECURITIES AND EXCHANGE COMMISSION

To the Shareholders of
Davis Distributors, LLC

In planning and performing our audit of the financial statements of Davis Distributors, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency or combinations of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

520.881.4900
520.881.1475 Fax

4542 E. Camp Lowell Drive
Suite 100
Tucson, Arizona 85712

www.RandAcpas.com

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and its operation that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

R&A CPAs

A Professional Corporation

February 26, 2013

520.881.4900 • 520.881.1475 Fax
4542 E. Camp Lowell Drive • Suite 100
Tucson, Arizona 85712
www.RandAcpas.com


R & A CPAs
A PROFESSIONAL CORPORATION